Prudential Europe Growth Fund, Inc.
For the period ended October 31, 2003
File number 811-7167


SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

	A Special Meeting of Shareholders of Prudential Europe Growth Fund, Inc. was held on November 20, 2003. At this meeting the shareholders of the Fund approved the following resolutions:

To approve an Agreement and Plan of Reorganization between Prudential Europe Growth Fund, Inc. and Prudential World Fund, Inc., on behalf of its Series, Jennison Global Growth Fund.

The voting was as follows:

			Votes For		Votes Against		Votes
Abstained

(1)			3,699,799		177,198		244,462



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